Exhibit 12

IMCO RECYCLING INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	For the three months ended June 30,		For the six months ended June 30,
	2004	2003	2004	2003
Earnings:
Earnings before provision for income taxes and minority interests	$735	$4,423	$5,381	$6,544
Add: Equity in net earnings (loss) of affiliates	62	14	45	(911)

Sub-total:	797	4,437	5,426	5,633

Add: Total fixed charges (per below)	7,364	4,206	14,362	7,018

Less: Interest capitalized	20	51	83	108
Total earnings before provision for income taxes, minority interests, and cumulative effect of accounting change	8,141	8,592	19,705	12,543

Fixed Charges:
Interest expense, including interest capitalized	6,881	3,755	13,388	6,161
Portion of rental expense representative of the interest factor	483	451	974	857

Total fixed charges	7,364	4,206	14,362	7,018

Ratio of Earnings to Fixed Charges	1.1	2.0	1.4	1.8